Exhibit 99.1

Two-month extension for Minister's decision on Report of Environmental Assessment for Prairie Creek All-Season Road

CZN-TSX
CZICF-OTCQB

VANCOUVER, Jan. 23, 2018 /CNW/ - Canadian Zinc Corporation (TSX: CZN; OTCQB: CZICF) reports that the Minister of Crown Indigenous Relations and Northern Affairs Canada, has invoked a two-month extension to the timeline for the Minister's decision on the Report of Environmental Assessment for the Prairie Creek All-Season Road, originally due by February 12, 2018.

"Extending the time limit by two months will allow the federal and territorial governments to complete aboriginal consultations…including around section 35 [Constitution] duties to consult", said the Minister in her letter to the Mackenzie Valley Environmental Impact Review Board ("Review Board").

The Minister "remains hopeful that the full two-month extension will not be required, however, my colleagues and I wanted to give you and all interested parties sufficient warning that we likely will not be able to complete all the required Crown consultation and all related analysis within the five-month decision timeline window".

In connection with such consultations Indian and Northern Affairs Canada ("INAC") has written to Canadian Zinc with certain information requests, pursuant to section 130 (4.06) of the Act, identifying specific issues raised by indigenous groups that need further clarity through proponent engagement, so the Ministers "can be confident that the Crown has discharged its legal duty to consult by meaningfully and completely consulting with impacted indigenous groups".

INAC has directed Canadian Zinc to engage the Nahanni Butte Dene Band, Liidlii Kue First Nation and the Dehcho First Nations to gain an understanding of the indigenous groups' requests, discuss and determine how the indigenous groups will be included in monitoring and discuss the indigenous groups' requests for support to participate in implementation of the measures recommended by the Review Board and the commitments made by Canadian Zinc in the EA process.

The various measures principally relate to the sharing and inclusion of Dene traditional knowledge and values, how indigenous groups will be included in environmental monitoring of the Project and the implementation of related measures.

Canadian Zinc had expected and assumed that these matters would be addressed and resolved during the permitting phase with the Mackenzie Valley Land and Water Board and Parks Canada, as in previous applications, however INAC has indicated that the responsible Ministers want them addressed at this stage. As such, the engagement requested is not a new or unexpected requirement but rather one brought forward to the current stage of the process.

"Canadian Zinc will be cooperating with the request from INAC and will seek to engage with indigenous groups to clarify how these matters can be addressed as part of the implementation of the recommended measures" said Alan Taylor, Chief Operating Officer of Canadian Zinc.

Herb Norwegian, Grand Chief of the Dehcho First Nations, said that "DFN is willing to engage with Canadian Zinc in this ongoing consultation process concerning the Prairie Creek Project".

The full texts of the Minister's letter and the INAC letter may be viewed on the website of the Mackenzie Valley Environmental Impact Review Board.

About Canadian Zinc

Canadian Zinc is a TSX-listed exploration and development company trading under the symbol "CZN". The Company's key project is the 100%-owned Prairie Creek Project, an advanced-stage zinc-lead-silver property, located in the Northwest Territories.

Cautionary Statement – Forward-Looking Information

This press release contains certain forward-looking information, including, among other things, the expected completion of acquisitions and the advancement of mineral properties. This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management's expectations with respect to, among other things, the completion of transactions, the issue of permits, the size and quality of mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities, acquisition of shares in other companies and the financial results of the company. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

Cautionary Note to United States Investors

The United States Securities and Exchange Commission ("SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as "measured," "indicated," and "inferred" "resources," which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.

SOURCE Canadian Zinc Corporation

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For further information: Alan B. Taylor, Chief Operating Officer & Vice President Exploration, (604) 688--2001, Suite 1710 - 650 West Georgia Street, Vancouver, BC V6B 4N9, Tollfree:1-866-688-2001; John F. Kearney, Chairman and Chief Executive, (604) 688--2001, Suite 1805, 55 University Avenue, Toronto, ON M5J 2H7; Steve Dawson, Vice President Corporate Development, (416) 203-1418, Suite 1805, 55 University Avenue, Toronto, ON M5J 2H7, E-mail: invest@canadianzinc.com, Website: www.canadianzinc.com

CO: Canadian Zinc Corporation

CNW 05:30e 23-JAN-18